Exhibit 3.1

CERTIFICATE OF AMENDMENT OF THE SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF HARVARD BIOSCIENCE, INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, Harvard Bioscience, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

1.	The name of the Corporation is Harvard Bioscience, Inc.

2.	The Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on September 8, 2000, and thereafter, Restated Certificates were filed on November 28, 2000 and December 12, 2000 with the Secretary of State of the State of Delaware.

3.	The Corporation’s Second Amended and Restated Certificate of Incorporation is hereby further amended by adding the following paragraph as the second paragraph of Article IV:

“Upon effectiveness of this Certificate of Amendment (the “Effective Time”), the shares of Common Stock issued and outstanding immediately prior to the Effective Time and the shares of Common Stock issued and held in the treasury of the Corporation immediately prior to the Effective Time are reclassified into a smaller number of shares such that each ten (10) shares of issued Common Stock immediately prior to the Effective Time is reclassified into one (1) share of Common Stock. Notwithstanding the immediately preceding sentence, no fractional shares shall be issued as a result of the reverse stock split. Instead, any stockholder who would otherwise be entitled to a fractional share of Common Stock as a result of the reclassification shall be entitled to receive a cash payment equal to the product of such resulting fractional interest in one share of Common Stock multiplied by the closing trading price of the Common Stock on the trading day immediately preceding the effective date of the reverse stock split. Notwithstanding the foregoing, the Corporation shall not be obliged to issue certificates evidencing the shares of Common Stock outstanding as a result of the reverse stock split or cash in lieu of fractional shares, if any, unless and until the certificates evidencing the shares held by a holder prior to the reverse stock split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.”

4.	The Amendment of the Second Amended and Restated Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

5.	This Certificate of Amendment shall be effective on March 13, 2026 at 4:30 p.m., Eastern Time.

IN WITNESS WHEREOF, this Corporation has caused this Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer this March 6, 2026.

/s/ John Duke
Harvard Bioscience, Inc.
Name: John Duke
Title: President and Chief Executive Officer